January 31, 2001


Office of the Chief Accountant Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

DearSir/Madam:

We have read the four paragraphs of Item 4a included in the Form 8-K dated January 31, 2001 of U.S. Energy Corp. (Commission File Number 0-6814) filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen, LLP